Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

September 22, 2011

“The planned merger is a huge opportunity for this location and for you as our employees.” more

Eric Müller: “A large number of proceedings and procedures still need to be completed.”

Eric Müller is leading the Deal Execution Team at Deutsche Börse. XO has asked him: how does one approach such a big project? Who was involved from the beginning? What hurdles do we still face? more

The name... has to be better than “Alpha Beta Netherlands Holding N.V.”!

The merger of Deutsche Börse and NYSE Euronext will create the world’s leading stock exchange organisation – and it needs a name. Very intensive legal research is going on. more

Jens Hachmeister: “The Integration Planning Team makes no secret plans.”

Jens Hachmeister is leading the Integration Planning Team at Deutsche Börse. He has talked to XO about the preparations of the integration. more

Get to know NYSE Euronext! XO has been investigating.

Organisation, locations, history... more

Home > News/Forums > XO Issue September 2011 - special edition > From the Executive Board

Editorial by Reto Francioni

Our planned merger with NYSE Euronext is now within reach. Following the approval of the supervisory boards and shareholders of both groups, there remain two major milestones: agreement from the EU regulators and the supervisory authorities at state level. We are confident that we will gain the necessary approvals and that we will be a united company next year; one stock exchange spanning the Atlantic, with headquarters in both Frankfurt and New York, leading the world in all areas of the stock exchange business, and in an outstanding position to tap new markets in the high-growth regions of the world, securing the future of our Company and your jobs. Together we will redefine the stock exchange industry for the next few years – maybe decades. We have put together this special edition of Xchange Online to help you follow and participate in the transformation of our Company as we head into the future.

We all firmly believe that the planned merger is a huge opportunity for this location and for you as our employees. For Frankfurt, it means that the financial centre will become a hub in the global network of capital markets – with far greater importance than today. For Europe, it means a state-of-the-art new dimension of cross-border financial market infrastructure. The connection to Wall Street – the world’s largest financial centre – will give us direct access to new clients, new markets and new ideas. The European financial market as an integrated unit will also benefit from this merger.

And here lies an opportunity for each and every member of staff. You will be able to help shape the development of our industry significantly. You will contribute to a new intercontinental alliance of two financial centres. You will tap new markets together with new colleagues.

Of course the merger of two company cultures, the agreement on common technologies and products, the nurturing of a new globally recognised brand will cost a lot of energy. We will need patience and understanding for the different approaches used by our partner – and they in turn for ours. But the effort will be worthwhile. There is nothing more exciting in our industry than to be part of this project to create and shape the first worldwide stock exchange.

I hope you find this XO special edition interesting reading.

Reto Francioni

Info box

Here you can find all information on the planned business combination between Deutsche Börse and NYSE Euronext:

•	Study of the impact of the merger of the european financial markets

•	Official Deal website www.global-exchange-operator.com

•	Questions and answers can be found in the special section on the Intranet.

•	If you have further questions, please send an e-mail to Internal.Communication@deutsche-boerse.com.

Home > News/Forums > XO Issue September 2011 - special edition > People

Interview with Eric Müller: “A large number of proceedings and procedures still need to be completed.”

Eric Müller is leading the Deal Execution Team at Deutsche Börse. XO has talked to him about the milestones of the merger.

Mr Müller, you’ve been leading the project to merge Deutsche Börse and NYSE Euronext since the start of the merger talks. How does one approach such a big project?

Initially in a very small team. In the early stages of this project, it was a matter of coming to a strictly confidential agreement on the key aspects of the transaction and negotiating the contract for the merger – the Business Combination Agreement. The negotiations about the transaction’s key aspects took place under the leadership of our CEO Reto Francioni, with the constant involvement of the whole Executive Board. Our general counsel, Roger Müller, played a key role in turning what we had agreed into a contract. An international law firm supported us in negotiating the contract. Both sides also appointed investment banks to advise on the structuring of this complex transatlantic merger. The CFO is also particularly important in a project of this sort, as the economic parameters are decisive for a transaction’s success – in the end they determine shareholder reaction. In addition to the legal department, the strategy and finance departments were also involved from the start, represented by Martin Reck and Marcus Thompson, respectively, and also a representative from each of the different Executive Board divisions. Incidentally, our merger partner also only used a similarly small team initially. This lean project structure serves to preserve absolute confidentiality, as most M&A plans fail in the early stages because market rumours can change prices very quickly.

What happened next? Who participated in the project next?

We prepared the announcement to all target groups – employees, the media, shareholders – while the Business Combination Agreement was still being fine-tuned. Corporate Communications under Rüdiger Assion’s leadership, the Investor Relations team under my leadership and a PR agency which specialises in communications on corporate mergers all worked very closely together on this.

Immediately after the announcement of our merger plans – which was in mid-February – we significantly expanded the project team and integrated all of the two companies’ departments into the merger project. From this time on, we’ve primarily been working on gaining our shareholders’ approval for the transaction. Producing the comprehensive offer documents for the shareholders took extremely close consultation between all the company’s areas in this phase of the project. Since then, I’ve been reporting on the project’s progress at every Executive Board meeting together with Martin Reck, with whom I share project leadership for deal execution on the Deutsche Börse side. At the same time, the Executive Board set up an integration team under Jens Hachmeister’s leadership during the second quarter. Both projects are closely aligned and always report jointly to the Executive Board on current progress.

There were headwinds in the second quarter …

Yes, that’s true. The attempt by two American competitors to impede the transaction with a counter-offer made work on the project much harder. After all, based on the market capitalisation of the companies involved, this project is one of the biggest mergers ever to have been attempted in this sector. In the end, the Department of Justice, the US antitrust authority, announced that it was having the counter-offer rejected, causing the merger’s opponents to withdraw it. At the same time, together with our colleagues from NYSE Euronext, we – particularly the legal departments here – were able to obtain approval for our offer documents from the German and American securities commissions and thus take the transaction to our shareholders without delay.

How important are the shareholders in this deal?

The shareholders own the company and they expect the company’s strategy to produce a sustainable increase in shareholder value. We are able to achieve this in the planned merger, especially through significant revenue and cost synergies. Admittedly, no one on the project team dared to hope that we would be able to win over such an overwhelming majority of shareholders for the transaction. First, our American merger partner achieved a very positive vote in its extraordinary general meeting, and then, as we announced, 95 percent of Deutsche Börse’s shareholders showed their consent for our merger plans by accepting the exchange offer. Getting such a clear result is almost unique in German M&A history.

How did you manage to convince everyone?

Through lots of communication and contact – through the media and directly with shareholders. NYSE Euronext and Deutsche Börse’s investor relations teams communicated directly with every shareholder on several occasions, either by letter or at personal appointments. It was a real global roadshow! Together with both CEOs and CFOs, the teams probably travelled round the world several times in the two months of May and June. The effort definitely paid off. Our shareholders gave us a clear mandate for implementing the planned transaction.

One last question, Mr Müller, what hurdles do you still face?

The current project work is focused on regulatory and antitrust approval. The authorisation from CFIUS, the US government committee for regulating foreign investment in the USA, which, in line with expectations, was recently granted, was our first regulatory approval. But the plans don’t foresee the transaction closing before the end of the year, as there are still a large number of proceedings and procedures that need to be completed by then – in the USA, Germany and every other country in which either of the companies is represented, for instance in France, the Netherlands, Belgium, Portugal, the UK etc. Antitrust law, especially in the EU, is particularly important here. At the beginning of August, the EU antitrust authorities’ examination of the merger entered phase 2 as expected. We do not anticipate a decision before the end of the year. In addition, the Deal Execution Team is working on a number of other topics, such as structuring the new company’s corporate governance and listing the new company in Frankfurt, Paris and New York. To do this, a prospectus of around 1,000 pages containing all the information about both companies needs to be produced, as we already did for the exchange offer. Although no other merger plans in our industry have made it to such an advanced stage recently, we all have the greatest respect for what we still need to achieve before the merger is completed.

Interview: Torsten Baar

Info box

•	Because of the 95 percent threshold being reached, the share exchange offer will remain open until 4 November 2011.

Deutsche Börse AG shareholders who have not yet tendered their shares to the offer may thus still do so.

•	The Business Combination Agreement can be viewed here.

Home > News/Forums > XO Issue September 2011 - special edition > People

Interview with Jens Hachmeister: “The Integration Planning Team makes no secret plans.”

Jens Hachmeister is leading the Integration Planning Team. He has talked to XO about the preparations of the integration.

Mr Hachmeister, you are one of the two heads of the Integration Planning Team. What kind of team is this? What exactly do you do?

The Integration Planning Team is responsible for preparing the combination of Deutsche Börse and NYSE Euronext in such a way that we can – to the extent possible – act as one company on day one after the closing. Andrew Brandman, my counterpart from NYSE Euronext, and I are in charge of a kind of architectural office; we manage the planning and coordination of the integration. In other words, we are designing the future organisational model. We are both equally in charge and are ensuring that the best of both worlds gets combined. One thing that I especially want to stress is that the Integration Planning Team makes no secret plans. Our main responsibility is actually consolidating the individual issues and tasks of the many teams and streams from all business areas into a single whole. We are also responsible for finding synergies and offering coordinated support.

How is your Integration Planning Team linked with the other streams and teams involved in the merger?

Special workstreams from the business units, the Corporate Center and IT are undertaking the lion’s share of the actual planning, or at least the staff there have to hammer out the details. This work is of course to be done in tandem with the relevant counterparts at NYSE Euronext. These teams report to us as the heads of Integration Planning. And besides – to put it bluntly – there would not even be an Integration Planning Team without the successful preliminary work by the Deal Execution Team. This team, headed on our side by Eric Müller and Martin Reck, worked out the key details of the future organisation and negotiated the merger contract, known as the Business Combination Agreement. They are currently engaged in obtaining the relevant approvals from the regulators and competition authorities, future exchange listings, etc. The Integration Planning Team has, in a manner of speaking, picked up on the work and results of the Deal Execution Team’s initial phase, and has to ensure that both merger partners are in a position to deliver as quickly as possible after the deal has been closed.

Are there any results of integration planning that you can report on yet?

One thing is certain – there will still be work for the Integration Planning Team long after the merger day. We are getting as many things moving as possible. However, even on the actual day of the merger, the details and final structure for each individual business area will not yet have been fully determined. So far we have plans, not details cast in stone. That is to say, there is nothing concrete that we can announce at this time. I don’t take much stock in announcing planning alternatives. Integration information must be reliable and at this stage it is not. However, all staff and management shall know as soon as possible where they “stand”, what their duties will be and whom they will report to.

What are your reporting channels?

Andrew Brandman and I regularly report to the integration sponsors, i.e. those responsible for the integration process. On our side, these are our Deputy CEO Andreas Preuss and our CFO Gregor Pottmeyer. At NYSE Euronext they are their COO Larry Leibowitz and their CIO and Deputy CEO Dominique Cerutti. I also currently provide a weekly report on the project status to the Deutsche Börse Executive Board.

You were previously head of HR. Who has taken charge of Human Resources?

Of course I would have liked to continue my work in HR, too. But doing both jobs with the level of care and attention required is simply not possible in the long term. For this reason, it was decided that I should dedicate 100 percent of my efforts to the project and to provisionally turn HR over to Nikolas Schmitz-Lau. He was Head of Human Resources Luxembourg and then assumed overall responsibility for HR at Deutsche Börse Group in mid-August. HR is in good hands with him in charge.

Mr Hachmeister, is there anything you would personally like to tell the staff at Deutsche Börse Group?

I understand that you are wondering what the future holds. I understand that all employees would like to know about the integration as soon as possible and with as much detail as possible. As I said, we will communicate the details as soon as sound results of the integration planning are available, but we will not unsettle people by announcing things merely under consideration. NYSE Euronext staff are of course asking the very same questions. There is an important factor to keep in mind both here and there. All of the merger-related workstreams consist equally of Deutsche Börse and NYSE Euronext employees, just as the project team has been set up with equal weighting. Moreover, Deutsche Börse staff should remember something else – we are a very strong merger partner!

Interview: Torsten Baar

Info box

Chart of the integration planning organization including roles and responsibilities

Home > News/Forums > XO Issue September 2011 - special edition > Corporate Corner

The name... has to be better than “Alpha Beta Netherlands Holding N.V.”!

The merger of Deutsche Börse and NYSE Euronext will create the world’s leading stock exchange organisation – and it needs a name. Of the 1,358 names suggested by staff, 115 made it to the second round. A small number of names are still undergoing very intensive legal research.

The list of favourites may be getting shorter, but it takes time to find that one name. The selection criteria are complex; even after passing several linguistic and legal tests, the shortlisted names are still subjected to a final legal examination. And this is an extremely tough and protracted process.

The names that have made it to the shortlist have already been subjected to a lot of stressful assessments. Staff suggestions first went through a linguistic and cultural knockout round with brand consultants from the agency Interbrand. At the same time, the consultants were working together with the marketing teams from Deutsche Börse and NYSE Euronext to establish strategic criteria to evaluate, select and develop the staff suggestions. Key questions in this process included: what current brand aspects of Deutsche Börse and NYSE Euronext should the name convey? And what values and characteristics does the new company stand for?

One aspect of the new company was immediately clear: in no way should the name convey the image of a traditional stock exchange dedicated to trading securities. Instead, Deutsche Börse and NYSE Euronext bring aspects such as integrity, innovation and client focus with them from their respective worlds of brands and values. The new name and consequently the merged company should stand for growth, future and a global leadership approach.

Added to this is still the type of name itself. Should the name “speak” – that is, should it contain components such as “exchange” or “capital”? Can valuable brands such as “NYSE” or “Deutsche Börse” be combined without disadvantage to either partner? Or is an arbitrary mark the right approach? General problem: there are hardly any combinations of names that are not already taken or would not pose trademark problems.

The strategic test cut the number of names in the running down to 51. A team from NYSE Euronext and Deutsche Börse then selected 25 names which underwent the first preliminary legal examination. Twelve names were then presented to the CEOs Reto Francioni and Duncan Niederauer. The legal teams have to perform a global check of the names in the final selection to see whether any other parties have older rights to them. This process also has to take into account names that sound similar, have similar spelling or whose meaning could be confusing. This global brand research process is still underway. One thing is for sure – the placeholders “Holdco”, “Newco” and “Alpha Beta Netherlands Holding” will be discarded in due time before closing!

Text: Ulrich Frieling

Info box

•	No suggestions for a name, not even those rejected, may be published until the new name has been officially announced.

•	Due to the global scope of the research, we cannot currently foresee when the legal examination will be completed.

Home > News/Forums > XO Issue September 2011 - special edition > Facts & Figures

Get to know NYSE Euronext! XO has been provided with facts and figures by our partner.

Matthew A. Scogin, Chief of Staff to the CEO, NYSE Euronext, New York, provided these facts and figures to this Xchange Online special edition.

Strategy and organisation

•	NYSE Euronext is made up of three global business units: Derivatives, Cash and Listings, and Technology and Market Data.

•	Each of our business units are operated globally (across geographies); for example, our Global Derivatives business line covers NYSE Liffe/Liffe US and AMEX/Arca Options exchanges.

•	We are a diversified exchange group, with 30 percent of revenues coming from derivatives, 35 percent from cash and listings, and 27 percent from technology and market data (8 percent other).

Locations

•	NYSE Euronext employs ~3,000 people around the world.

•	Our employees work out of 30 offices in 12 different countries.

•	Our largest offices are in New York, Paris, London, Belfast, San Francisco, Amsterdam, Brussels, Chicago, and Lisbon.

•	We operate 14 different exchanges across cash and derivatives markets.

Markets

Cash Markets	Derivatives Markets
NYSE NYSE Arca NYSE AMEX NYSE Euronext Paris NYSE Euronext	NYSE Liffe NYSE Liffe US NYSE Euronext Continental Derivatives NYSE AMEX

Amsterdam NYSE Euronext Lisbon NYSE Euronext Brussels NYSE Bonds US NYSE Bondmatch Europe	Options NYSE Arca Options

Where we’ve been

•	Amsterdam, founded 1602, is one of the world’s oldest exchanges.

•	Our markets in Brussels, Lisbon, New York and Paris trace their roots to the 18th and 19th centuries.

•	We have over 16 centuries of combined experience running financial exchanges.

And we have a rich history of innovation in markets:

•	NYSE was the first exchange to use a stock ticker to disseminate data (1867).

•	NYSE was the first to have telephones on the trading floor (1878).

•	We had automated quotation services 18 years before Nasdaq was founded (1953).

•	First electronic ticker display board (1966)

•	First options exchange in Europe launched in Amsterdam (1978)

•	Amex pioneered the Exchange Traded Fund (1993)

•	Wireless handheld devices on NYSE’s floor 15 years before iPad invented (1995)

•	Euronext becomes first pan-European equities market (2000).

•	SFTI was the industry’s first network offering global connectivity (2008).

Where we are headed

•	Our goal is to build a “Capital Markets Community”, where customers across our business lines can benefit from the solutions provided across the company.

•

We are doing this by expanding along the capital markets value chain beyond trading platforms into solutions and services, post-trade and outsourcing services, technology solutions, and by expanding our infrastructure network into new and emerging markets.

Some examples of our innovation into new and different business areas include:

Technology:

•	Hosting third party vendors and services along with market participants in our data centers to attract a critical mass of collocated customers and service providers

•	Outsourcing trading technology, providing managed services to trading participants to enable them to access and trade on our markets more quickly and cost-effectively

Listings Services:

•

Providing adjacent services to our listed company community such as market quality analysis into listed stocks (in partnership with Ipreo), and support and training services for board members and management

•	Facilitate access to new forms of capital raising and funding including a partnership with The Receivables Exchange (TRE) to provide an accounts receivable auctioning platform to our listed companies

Partnerships:

•	We seek to partner with major customers and liquidity providers to align our interests to provide liquid markets.

•	We operate today two exchanges (NYSE AMEX Options and NYSE Liffe US) as mutualised entities in partnership with major wall street firms.

Info box

•	www.corporate.nyx.com

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.